SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Laclede Steel Company
Incoming letter dated July 16, 2002

Based on the facts presented, including the representation that Laclede is liquidating, the Division will not object if Laclede does not file periodic reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, until such time as Laclede completes its liquidation.

In reaching this conclusion, the staff specifically notes that Laclede will file, under cover of Form 8-K:

- all financial reports required to be filed with the Bankruptcy Court within fifteen days after such reports are required to be filed with the Bankruptcy Court; and
- disclosure regarding material events relating to the liquidation including the likelihood of any liquidation payments being made to equity holders and the amounts of any liquidation payments and expenses.

At the time the Laclede completes its liquidation, Laclede will file:

- a final report on Form 8-K;
- complete the steps necessary to terminate Laclede's existence; and
- file a Form 15 to terminate Laclede's reporting obligations.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only, and does not express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

CK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2002

Peter D. Van Cleve
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, Missouri 63102-2750

Re: Laclede Steel Company

Dear Mr. Cleve:

In regard to your letter of July 25, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
JEFFERSON CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
LOS ANGELES, CALIFORNIA
IRVINE, CALIFORNIA

BRYAN CAVE LLP
ONE METROPOLITAN SQUARE
211 NORTH BROADWAY, SUITE 3600
ST. LOUIS, MISSOURI 63102-2750
(314) 259-2000
FACSIMILE: (314) 259-2020

RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
SHANGHAI, PEOPLE'S REPUBLIC OF CHINA
IN ASSOCIATION WITH BRYAN CAVE,
A MULTINATIONAL PARTNERSHIP,
LONDON, ENGLAND

PETER D. VAN CLEVE
(314) 259-2769

July 16, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Laclede Steel Company

Ladies and Gentlemen:

On behalf of Laclede Steel Company, a Delaware corporation (the "Company"), we hereby request, based upon the facts and circumstances discussed below, that the Staff of the Securities and Exchange Commission (the "Commission") indicate that it would not recommend enforcement action if the Company follows the modified reporting procedures set forth herein in lieu of filing regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder. We submitted our original request to the Commission pursuant to a letter dated August 7, 2001.

Background

On July 27, 2001, the Company filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Missouri (the "Bankruptcy Court"), Case Number 01-48321-399 (the "Current Bankruptcy Filing"). The Bankruptcy Filing was reported on the Company's Current Report on Form 8-K filed on August 1, 2001.

Previously, on November 30, 1998, the Company filed a petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, Case Number 98-23121-399 (the "First Bankruptcy Filing"). The Company's plan of reorganization in the First Bankruptcy Filing was confirmed by the Bankruptcy Court and the Company emerged from bankruptcy on December 29, 2000. The emergence was reported on the Company's Current Report on Form 8-K on January 2, 2001. The Company's preferred stock and common stock outstanding prior to and during the First Bankruptcy Filing was cancelled effective December 29, 2000 and no payments were made or securities issued on claims arising from such equity interests. Immediately following December 29, 2000, the Company's outstanding equity ownership interests were held by approximately 780 shareholders of record including the Pension Benefit Guaranty Corporation (approximately 55%), the unsecured creditors of the Company (approximately 43%) and the unsecured creditors of the Company's wholly owned subsidiary Laclede Chain Manufacturing Company (approximately 1%).

The Company is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. As discussed below, the Company is in the process of closing facilities, conducting going concern sales and otherwise liquidating its real property and other assets for the benefit of its estate and creditors. Historically, the Company primarily manufactured and marketed a wide range of carbon and alloy steel products, including pipe and tubular products and hot rolled products. The Company has been experiencing financial difficulties for several years because of increasing imports and depression in the steel products market. As a result, on July 27, 2001, the Company ceased on-going operations at its steel making facilities in Alton, Illinois and Vandalia, Illinois and all employees at those locations were terminated except for certain employees needed to manage the orderly liquidation and wind-down of the Company's assets at those locations. The Company's operations at its pipe division in Fairless Hills, Pennsylvania have continued pending efforts to sell that operation as a going concern. The Company's filing does not include its wholly-owed subsidiary, Laclede Chain Manufacturing Company ("Laclede Chain") which will also continue to operate pending a going concern sale. As of August 7, 2001, the Company had only approximately 50 full-time equivalent employees excluding those employees located at the pipe division in Fairless Hills, Pennsylvania and those working exclusively for Laclede Chain operations. The Company's lending group, which has a first lien on substantially all of the Company's assets, has carefully reviewed the number of employees remaining and, other than employees working on Laclede Chain operations, the Company has only been allowed to retain employees necessary to administer its loan arrangements and liquidate assets. The Company is concentrating on attempting to preserve the value of its remaining assets while determining an appropriate strategy to realize the value of such assets, all in the context of going concern sales and/or closing of its steel making facilities under Chapter 11 of the Bankruptcy Code. As of June 28, 2002, the Company has only two employees that would have the experience necessary to prepare periodic reports under the Exchange Act. As disclosed in its most recent Current Report on Form 8-K, the Company does not anticipate that any proceeds from the disposition of its remaining assets will be distributed to its equity holders. To the knowledge of the Company, there has been no trading in the Company's common stock since it emerged from bankruptcy protection on December 29, 2000.

It is important to note that the Company's bankruptcy proceeding under Chapter 11 of the Bankruptcy Code is not the typical Chapter 11 reorganization that would result in the emergence of the Company as reorganized, ongoing operating entity. Rather, the Company is essentially a "liquidating" Chapter 11 debtor.

Prior to August 7, 2001, the Company had complied with all periodic reporting obligations under Section 13(a) of the Exchange Act, including the filing, on December 15, 2000, of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and, on August 11, 2000, February 20, 2001[1] and May 15, 2001, of the Company's Quarterly Report on Form 10-Q for the quarters ended respectively, June 30, 2000, December 31, 2000 and

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[1] The Company's Quarterly Report on Form 10-Q was originally due on February 15, 2001, but the Company timely filed a Form 12b-25 on February 15, 2001 to extend the filing deadline to February 20, 2001.

March 31, 2001. Continued filing of periodic reports will require unreasonable effort and expense due to the necessity of the Company to efficiently utilize its limited resources in connection with the Chapter 11 proceeding, including its on-going efforts to sell its remaining assets.

As a debtor in possession under the Bankruptcy Code, the Company is required to file monthly operating reports with the U.S. Trustee and the Bankruptcy Court (the "Bankruptcy Reports") until the conclusion of the Chapter 11 proceeding. The Bankruptcy Reports provide an ongoing record of assets and liabilities of the Company's estate. In addition, records of cash receipts and disbursements are attached to such Bankruptcy Reports. At the conclusion of the Bankruptcy Court proceeding, the Company will be required to file a report (the "Final Report") with the Bankruptcy Court that sets forth the amount of liquidation payments and a final report on the liquidation of the Company and that contains financial and other information similar in scope and breadth to that which will be provided in the Bankruptcy Reports.

Requested Relief

Based on Exchange Act Release 9660 (June 30, 1972) (the "1972 Release") and Staff Legal Bulletin Number 2 (April 16, 1997) (the "Bulletin"), in lieu of continuing to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q under Section 13(a) of the Exchange Act, the Company proposes to file with the Commission, under cover of Form 8-K, copies of the Bankruptcy Reports and the Final Report that are required to be filed with the Bankruptcy Court no later than fifteen days after such filings are made, as well as other filings that may be required to be made on Form 8-K on a periodic basis. The Company will also file, under cover of Form 8-K, disclosure of material events relating to the liquidation and the likelihood of any liquidation payments being made to equity holders. This relief from Section 13 of the Exchange Act is requested while the Company is subject to the Bankruptcy Code or until completion of the liquidation of the Company. At the time the liquidation of the Company is complete, the Company will (a) file a final report on Form 8-K, (b) take appropriate steps to terminate the existence of the Company and (c) file a Form 15 to terminate its reporting obligations under the Exchange Act.

Rationale for Requested Relief

In the past, the Commission has agreed to the modification or suspension of the Exchange Act reporting requirements of certain issuers subject to proceedings under the Bankruptcy Code. The 1972 Release reflects the Commission's position that it will accept reports that differ in form or content from the quarterly or annual reports required by the Exchange Act where the issuer is subject to bankruptcy proceedings or has severely curtailed its operations so long as the modified reporting procedure provides adequate protection for investors and is not inconsistent with the public interest. The Bulletin indicates that issuers may request a "no-action" letter from the Commission that applies the positions in the 1972 Release to the issuer's facts. The Bulletin requires the issuer to present a clear demonstration of its inability to continue reporting, its efforts to inform its security holders and the market, and the absence of a market in its securities by responding to specific guidelines. The following paragraphs provide this response.

A. Information Regarding Disclosure of Financial Condition

1. *Whether the issuer complied with its Exchange Act reporting obligations before its Bankruptcy Code filing.*

The Bulletin requires that an issuer requesting relief be current in its Exchange Act reports for the 12 months before its bankruptcy filing. The Company timely filed its last Quarterly Reports on Form 10-Q filed on May 15, 2001, February 20, 2001[2] and August 11, 2000, for the quarters ended March 31, 2001, December 31, 2000 and June 30, 2000, respectively. The Company timely filed its last Annual Report on Form 10-K on December 15, 2000 for the fiscal year ended September 30, 2000.

2. *When the issuer filed its Form 8-K announcing its bankruptcy filing; whether the issuer made any other efforts to advise the market of its financial condition.*

The Bulletin requires that an issuer requesting relief timely file a Form 8-K announcing its bankruptcy. A form 8-K announcing an issuer's bankruptcy is due fifteen calendar days after a receiver has been appointed or bankruptcy jurisdiction is assumed by leaving the debtor in possession. Because the Company made the Bankruptcy Filing on July 27, 2001, the rules of the Commission required the Company to announce its bankruptcy on Form 8-K by August 11, 2001. The Company complied with this obligation by reporting the Bankruptcy Filing by filing its Current Report on Form 8-K on August 1, 2001.

The Bulletin also requires a discussion of any efforts other than the filing of the Form 8-K that the issuer made to inform its security holders and the market of its financial condition. As noted above, the Company operated under the protection of the Bankruptcy Code for more than two years from November 30, 1998 to December 29, 2000. The Company's periodic reports during such time period indicated that the Company was financially troubled

The Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2001 indicated in the Management's Discussion and Analysis section that (i) the Company was in default of its covenants under its credit facilities; (ii) conditions in the markets for the Company's products since the Bankruptcy Court confirmed its plan or reorganization had weakened; (iii) no significant improvement in the steel market would occur until the Fall of 2001; the Company could maintain sufficient liquidity only if the sale of Laclede Chain could be completed on acceptable terms and in a reasonable time period, the Company retained the cooperation of its lenders, the Company was able to obtain acceptable credit terms from key

[2] The Company's Quarterly Report on Form 10-Q was originally due on February 15, 2001, but the Company timely filed a Form 12b-25 on February 15, 2001 to extend the filing deadline to February 20, 2001.

suppliers and there was in improvement in the steel product markets within a reasonable period of time. These disclosures show that the Company has made additional efforts besides giving notice of the Bankruptcy Filing to inform its investors and the market of its poor financial condition.

3. *Whether the issuer is able to continue Exchange Act reporting; whether the information in modified reports is adequate to protect investors*

The Bulletin requires a discussion of the reasons why an issuer requesting relief cannot continue to comply with Exchange Act reporting. The discussion must include (a) whether the issuer has ceased its operations, (b) why filing periodic reports would present an undue hardship to the issuer, (c) why the issuer cannot comply with the disclosure requirements and (d) why the issuer believes granting the request is consistent with the protection of investors.

As discussed above, the Company ceased all operations other than its Fairless Hills pipe division and those of Laclede Chain, each of which the Company is attempting to sell as ongoing operations. Most employees have been terminated except for those necessary to close operations, ship remaining inventory and collect accounts receivable and those working in the Fairless Hills pipe division and Laclede Chain operations. The Company has no intention of resuming operations and plans to conduct an orderly liquidation under Chapter 11 of the Bankruptcy Code.

Compliance with the periodic reporting requirements of the Exchange Act would cause the Company significant hardship and unreasonable burden in terms of expense and effort on the part of the Company and its remaining management. Since the Bankruptcy Filing, the efforts of the Company have been occupied by addressing the day-to-day needs of a Chapter 11 debtor; including obtaining approval of the Bankruptcy Court for the non-ordinary course activities and on-going-efforts to sell the Company's remaining assets. All of these activities have increased the duties and responsibilities of its remaining employees. During the pendency of the Chapter 11 proceeding, it will be necessary to devote substantially all of the Company's limited resources to such proceeding and any negotiations relating to the sale of the Company's remaining assets in the Company's continuing effort to maximize its liquidation value for the benefit of its creditors. In addition, satisfying such reporting requirements would cause the Company to incur substantial additional legal and accounting fees as well as additional charges for support services, which the Company does not have the financial wherewithal to pay.

The relief requested is consistent with the protection of the Company's equity holders. As discussed above, the Company will file monthly Bankruptcy Reports and, at the conclusion of the Bankruptcy proceedings, will file the Final Report. The Bankruptcy Reports and the Final Report that the Company must file with U.S. Trustee and the Bankruptcy Court will become part of the public case file at the Bankruptcy Court and will be available through the filings with Commission and will provide both investors and creditors with accurate and updated information about the status of the Company's affairs. As a result, the Company's equity holders will continue to kept informed as to the Company's financial condition.

Non-financial data, such as management information, that normally would be provided is not necessary under the circumstances for the protection of equity holders because neither management nor the board of directors of the Company intend to operate the Company in the future and they remain affiliated with the Company solely to complete its winding up as a liquidating Chapter 11 debtor.

B. Information Regarding the Market for the Issuer's Securities

The Bulletin requires the issuer requesting relief to discuss in detail the market for its securities. The more active the market, the less likely that relief will be granted. If the issuer's securities are traded on a national securities exchange or the NASDAQ Stock Market, the Bulletin indicates that the Commission is unlikely to grant the requested relief. The information must demonstrate that there is minimal trading in the issuer's securities. The Bulletin also requires the issuer to provide the number of market makers for its securities and the number of trades per month for each of the three months before the issuer's Bankruptcy Code filing and each month after the filing.

The Company's stock is not listed on a national securities exchange or the NASDAQ Stock Market. The Company had approximately 780 common stockholders of record as of October 31, 2001. Trading in the Company's common stock has been available on the OTC Electronic Bulletin Board since April 9, 2001. To the knowledge of the Company, however, there has been no trading in the Company's common stock since it emerged from Bankruptcy on December 29, 2000. The Company's understanding that there has been no trading in its common stock is based upon information received from (i) personnel at OTC Electronic Bulletin Board (Greg Wolfgram, phone 202-974-2724); (ii) Nasdaq, Historical Data Services (phone 202-978-5313); (iii) an electronic search of the Company's trading symbol on nasdaqtrader.com; (iv) discussions with officials at Stifel, Nicolaus, a market maker in the Company's common stock, who reported that Stifel, Nicolaus made no trades in the Company's common stock and do not recall any trades appearing in the daily and weekly summaries of pink sheet trading. Although there were six market makers listed on the OTC Bulletin Board web site, the Company speculates such firms became market makers in the event that a market opportunity would develop not because of any trading activity.

C. The Timing of the Issuer's Request for Modification Reporting

The Bulletin indicates that an issuer should submit its request promptly after it has entered bankruptcy. A request is submitted promptly if it is filed before the date the issuer's first periodic report is due following the issuer's filing for bankruptcy. The Company's request for relief was filed on the date of this letter well in advance of its next required filing, a Quarterly Report on Form 10-Q originally due on August 16, 2001. The Company will file with the Commission the Bankruptcy Reports on Form 8-K during the continued pendency of this request.

Conclusion

In view of (a) the fact that the Company is essentially a liquidating Chapter 11 debtor, (b) the enormity of the task facing the Company's limited staff in preparing the Bankruptcy Reports and negotiating with the representatives of its creditors, (c) the extremely limited financial resources available to the Company, (d) the non-existent trading market in the Company's common stock and the likelihood that the Company's common equity holders will not receive any proceeds from the disposition of its remaining assets and (e) the abundance of public information regarding the Company that will be available to interested parties through the Company's filing with the Bankruptcy Court and the modified reporting procedure proposed herein, the Company believes that the modified reporting procedures set forth herein are appropriate.

For the foregoing reasons, we respectfully request that the Staff of the Commission confirm that it will not recommend enforcement proceedings if the Company files with the Commission, under cover of Form 8-K, all periodic financial reports and the final report that are required to be filed with the U.S. Trustee and the Bankruptcy Court in the Chapter 11 proceeding, in lieu of the Annual Reports on Form 10-K and the Quarterly Reports on Form 10 -Q otherwise required to be filed after the date of this letter. The Company undertakes to file such Current Reports on Form 8-K within fifteen days after such periodic and financial reports are filed with the U.S. Trustee and the Bankruptcy Court. The Company also undertakes to file, under cover of Form 8-K, disclosure of material events relating to the liquidation, the amounts of any material liquidation payments, as well as expenses, and the likelihood of any liquidation being made to equity holders. Finally, when appropriate, the Company undertakes to file a Form 15, terminating the registration of its common stock under the Exchange Act.

If you have any questions regarding this matter or if you need additional information, please do not hesitate to contact me at (314) 259-2769 or Lloyd Palans at (314) 259-2301. If the Staff believes that it will be unable to respond affirmatively to this request, we would like the opportunity to discuss with you, in advance of your formal written response, possible alternative courses of action that the Company might pursue.

Very truly yours,

Peter D. Van Cleve